Exhibit 2.3

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (this "Agreement") is made effective this 23rd day of December, 2002 (the "Effective Date"), between EATERIES, INC., an Oklahoma corporation ("Manager"), and FIESTA, L.L.C., an Oklahoma limited liability company ("Owner").

RECITALS

A. Manager, by and through its wholly owned subsidiary, Fiesta Restaurants, Inc., an Oklahoma corporation, has sold to Owner all of the assets of seven (7) of its restaurants and one (1) concession under the trade name "Garcia’s Mexican Restaurant" located in Arizona" pursuant to that certain Acquisition Agreement dated effective as of December 16, 2002 (the "Acquisition Agreement") and all of the assets of the restaurant located at 4925 East Shea Boulevard, Phoenix, Arizona and operated under the trade name "Garcia’s Mexican Restaurant" pursuant to that certain Acquisition Agreement dated effective as of December 16, 2002, all as identified on Schedule "1" attached hereto (collectively, the "Fiesta Restaurants").

B. Owner has acquired controlling ownership of Best Restaurants, L.L.C., an Oklahoma limited liability company and Best Restaurants II, L.L.C., an Oklahoma limited liability company (collectively, "Best Restaurants"), which operate three (3) restaurants under the trade name "Garcia’s Mexican Restaurant" located in Carmichael, California; Idaho Falls, Idaho; and Layton, Utah, as identified on Schedule "1" attached hereto (the "BR Restaurants").

C. Owner has assumed the obligations of franchisor and/or licensor under certain franchise and/or license agreements for restaurants operated under the trade name "Garcia’s Mexican Restaurant", as identified on Schedule "1" attached hereto, and may establish franchise and/or license arrangements with additional restaurants (collectively, the "Franchise Restaurants").

D. Owner and/or Owner’s designated affiliates, including, without limitation, Best Restaurants desire to retain Manager to manage and operate the Fiesta Restaurants, the BR Restaurants (in addition to and not in replacement of the current agreement between Best Restaurants and Manager to provide accounting services to the BR Restaurants) and any additional Garcia’s Restaurants owned and/or developed by Owner or its affiliates (collectively, the "Restaurants"), and provide support services to the Franchised Restaurants, on the terms and conditions set forth in this Agreement. Any reference to Owner throughout this Agreement shall mean and include any and all of Owner’s designated affiliates that may directly or indirectly control or own an interest in any of the Restaurants.

E. Manager is experienced in restaurant operation and management and has the staff, expertise and capability to perform the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration not recited in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Engagement and Authorization.

1.01 Engagement As Manager. Owner hereby engages Manager as its sole and exclusive agent to supervise, manage, direct and control the operations of the Restaurants, in accordance with the terms and conditions hereof. Manager hereby accepts such engagement as the manager of the Restaurants during the Term, as hereafter defined, of this Agreement.

1.02 Grant of Authority. Owner hereby grants Manager full power and authority to take all actions and to do all things reasonably required to perform the obligations of the Manager under this Agreement; provided that: (i) Manager shall not have the power and authority to grant any mortgage, encumbrance, security interest, pledge or other lien on any tangible or intangible asset of Owner without the approval of Owner. In the performance of this Agreement, Manager shall act as the agent of Owner; and (ii) such power and authority will be limited to providing the Services, as defined herein. Nothing herein shall constitute or be construed to be or create a partnership, joint venture or lease between Owner and Manager. The creation of this agency shall not in any manner relieve Owner of its duties or obligations under contract or law. All debts and liabilities incurred by Manager in the course of its management of the Restaurants shall be the debts and liabilities of Owner and in no event shall be the debts and liabilities of Manager.

2. Manager’s Duties. Throughout the Term of this Agreement, Manager will use the Manager's commercially reasonable efforts and due diligence to manage and operate the Restaurants in a manner and quality not less than those provided by Manager with respect to the restaurants it owns. During the Term, Manager shall provide Owner with the following specific services (hereinafter collectively referred to as the "Services"), at each of the Restaurants:

2.01 Restaurant Management. Manager shall oversee the day-to-day management of the Restaurants, which responsibilities shall include: (a) the hiring, training and supervising of all restaurant employees, as more particularly described below; (b) the preparation of the Proposed Operating Budget and the updating of the Approved Operating Budget, as hereafter defined; (c) the reviewing, approving and paying of all operating expenses pursuant to the Approved Operating Budget; (d) the maintenance of business files and records; (e) the performance of general administrative functions; and (f) the preparation of the Restaurants' monthly activities, as more particularly described below. In addition, Manager shall manage, operate, and maintain the Restaurants in such a manner that each Restaurant is at all times in substantial compliance with: (i) all zoning and use restrictions, fire codes, building codes, and other requirements issued by any governmental authority; (ii) all licenses, permits and other authorizations required in the operation of the Restaurants; (iii) any policy of insurance covering the Restaurants; (iv) any real estate lease, as applicable, to avoid any default by Owner thereunder; (v) the negotiation of inventory purchase contracts with vendors, including combining purchasing quantity of Manager and its franchisee and/or licensees with the purchasing quantity of Owner, its affiliates and franchisee and/or licensees in order to obtain any vendor discounts, rebates or refunds; and (vi) all applicable laws and regulations. With the written consent of Owner, Manager may in the name of itself, Owner or both, take such appropriate action as necessary to challenge to protest the validity or application of any legal requirement, tax or other imposition against the Restaurants. Owner shall execute and deliver any documents which Manager deems reasonably necessary and appropriate in connection with such action.

2.02 Operating Budget. Within thirty (30) days of the execution of this Agreement, Manager will recommend and submit to Owner a forecast (the "Proposed Operating Budget") reflecting: (a) an itemization of the estimated receipts, disbursements, operational expenditures and capital expenditures for the ensuing calendar year; (b) a summary of rates to be charged for food and beverage menu prices, catering, conference, banquet and other common area use charges; (c) a staffing plan indicating the number of employees, job titles, salaries and fringe benefits applicable to each employee and a description of the workers' compensation coverage maintained by the Manager with respect to each employee; (d) a listing of the service contracts executed or proposed to be executed by the Manager in the course of operating the Restaurants identifying the contract vendor, the services to be provided, the contract amount and the term of the service contract; (e) a description of the marketing program to be undertaken by the Manager identifying the costs thereof, the complimentary services to be provided and the improvement in sales which the Manager anticipates; (f) a description of the complimentary food and beverage services which the Manager will accord to the employees and the travel expenses anticipated to be reimbursed to the employees; (g) a listing of any affiliates (meaning any person or entity over which the Manager has the ability to control policy determinations, whether by ownership, by contract or otherwise) of the Manager which will provide services to the Restaurants; (h) a report of any anticipated changes in any requirements of law affecting the Restaurants and the status of any license or permit necessary to the operation of the Restaurants; and (i) such additional information as might be recommended by Manager or reasonably requested by Owner with respect to the anticipated operation of the Restaurants. The Proposed Operating Budget will be submitted to the Owner for approval and the Owner will have the right to make any changes thereto and finalize the Proposed Operating Budget in form satisfactory to the Owner in the Owner's sole discretion. The Owner will inform the Manager of approval of or any change to the Proposed Operating Budget prior to commencement of the period covered by the Proposed Operating Budget and, when approved by the Owner, the same will constitute the approved operating budget (the "Approved Operating Budget") pursuant to which the Manager will manage and operate the Restaurants during the ensuing calendar year. The Manager will thereafter prepare and deliver to the Owner prior to the beginning of each quarter during the ensuing year any changes in the information contained in the Approved Operating Budget necessary to reflect current conditions. At the sole option of the Owner, the Approved Operating Budget may be revised at any time by delivery of written notice to the Manager and the Approved Operating Budget, as amended, will thereafter constitute the standard pursuant to which the Manager will manage and operate the Restaurants. The Manager will authorize no expense in the operation, marketing or management of the Restaurants in excess of the amount allocated to the various classifications of expense in the Approved Operating Budget without the prior consent of the Owner; provided, however, the Manager may expend sums without the prior approval of the Owner under emergency circumstances requiring expenditures which are immediately necessary for the preservation or safety of the Restaurants or to avoid danger to life or property. The Owner acknowledges that the financial forecasts contained in the Approved Operating Budget will represent the Manager's good faith estimate of the anticipated operating results and are not intended to constitute a guarantee that such financial results will in fact be achieved.

2.03 Operating Expenses. Subject to the limitations established by the Approved Operating Budget, the Manager will: (a) pay all expenses of operating the Restaurants from funds on deposit in the Operating Account; (b) negotiate and enter into on Owner's behalf all service contracts, including without limitation, water, electricity, gas, fuel, telephone, contracts for janitorial services, vermin extermination, trash removal, landscaping services, and other services required to operate and maintain the Restaurants; (c) purchase supplies, equipment and materials which are required to operate and maintain the Restaurants; (d) maintain the premises of the Restaurants in a manner which maximizes the appearance and operation of the Restaurants to the Restaurants' potential, including without limitation, interior and exterior cleaning, plumbing, and such other normal maintenance and repair work as might be desirable; and (e) negotiate and enter into contracts for the marketing, promotion and advertisement of the Restaurants. Unless otherwise approved by Owner, all service contracts will be executed in the name of the Manager or in the name of the Manager as agent for the Owner, will be assignable to the Owner or the Owner's designee, will be terminable on thirty (30) days' prior notice by the Manager, will require that the contractor provide evidence of appropriate insurance coverage and will be for amounts not in excess of the amounts reflected in the Approved Operating Budget. Whether entered into in the name of Manager or in the name of Manager as agent for the Owner, the agreement shall be deemed entered into on behalf of Owner as principal, and Owner rather than Manager shall be liable for the performance of all obligations under, and shall receive all benefits, under such agreements. As reasonably requested by Manager, Owner shall execute and enter into any agreements relating to the Restaurants.

2.04 Operating Account. Manager shall open and maintain on behalf of Owner a separate bank account (the "Operating Account") at a commercial bank approved by Owner. Title to the Operating Account shall indicate that the funds therein are being held in trust for the benefit of Owner. Owner and Manager shall each have the power to withdraw funds from the Operating Account. Manager will deposit into the Operating Account and hold in a fiduciary capacity all monies furnished by Owner and all funds received from the operation of the Restaurants. Manager will pay from the Operating Account all amounts authorized by the Approved Operating Budget. Owner will provide to Manager an initial deposit in an amount sufficient to pay the first month's operating expenses of the Restaurants. To the extent the receipts of the Restaurants are insufficient to pay the operating expenses of the Restaurants as the same become due, the Owner will provide such funds as are reasonably requested by the Manager by deposit to the Operating Account within two (2) business days after each request therefor. On the ninth (9th) day of every month, the Manager will remit by wire transfer to the Owner that amount, if any, which is in excess of the funds which are reasonably estimated by the Manager to operate the Restaurants for the current month. Manager shall not in any event be required to pay any expenses of the Restaurants with its own funds, and if it shall do so, Owner shall reimburse Management for such expenditures upon request and receipt of supporting documentation.

2.05 Monthly Reports. Manager shall maintain full and adequate records and books of account and such other records as might be appropriate to reflect the results of operation of the Restaurants, and which shall reflect all revenues and expenditures and all other receipts and disbursements relating to each of the Restaurants. All books and records will be the property of the Owner and the Owner will have access thereto at all reasonable times. Within fifteen (15) days after the end of each month, Manager shall prepare and furnish to Owner the following information for the preceding month for each of the Restaurants:

(i) Financial Statements. A statement in form acceptable to the Owner indicating the receipts, disbursements, delinquencies and uncollected items arising from the operation of the Restaurants which will include a comparison of monthly and year-to-date actual receipts and disbursements with the Approved Operating Budget;

(ii) Supporting Data. At the Owner's request, copies of the following: (a) all checks, bank statements, bank deposit slips and bank reconciliations; (b) detailed cash receipts and disbursement records; (c) copies of all invoices; (d) supporting documentation for payroll, payroll taxes and employee benefits; and (e) such other information as the Owner might reasonably request;

(iii) Other Reports. Such other reports and documents as might be reasonably requested by the Owner from time to time (including, without implied limitation, certificates of compliance and other instruments required in connection with any bond financing relating to the Restaurants).

2.06 Human Resources. Manager shall, on Owner’s behalf, hire, train, supervise, and pay all restaurant employees and other personnel ("Employees") necessary to fulfill its obligations hereunder. All Employees shall be the employees or independent contractors of Owner and not the employees or independent contractors of Manager. Manager may discharge any Employee in its discretion and pursuant to applicable state and federal law. Manager shall, at Owner’s expense, cause Employees to be covered by workers’ compensation insurance and such other insurance as is now or hereafter required by law. Manager shall maintain all personnel and payroll records and manage all Employee benefits programs, including, but not limited to, health insurance, dental insurance, short and long term disability plans, life insurance, workers= compensation, cafeteria plans, vacation plans, sick leave and employee policy manuals. In addition, Manager shall maintain businesslike relations with the customers of the Restaurants and all customer complaints will be received, logged and resolved in a systematic fashion. Complaints of a serious nature will be reported to the Owner with appropriate recommendations from the Manager.

2.07 Accounting. Manager shall perform general accounting functions, on behalf of Owner, including, without limitation: cash management and banking relations; budgeting, forecasting and financial statement reporting; the preparation and maintenance of records necessary to produce financial statements; the preparation of financial statements, as requested by Owner; the preparation, execution, and filing, punctually, when due all forms, reports, and returns required by law relating to the employment of Employees or to the management, operation, occupancy, maintenance or use of the Restaurants, including without limitation any sales or use tax forms, reports, and income tax returns; audit support; and any other general accounting function as requested by Owner. In addition, Manager shall pay punctually when due any sales, use, employment or other taxes relating to the operation of the Restaurants.

2.08 Marketing. Manager will devise a strategy for and assist in the implementation, at Owner's sole costs and expense, of a marketing program to advertise and promote the business of the Restaurants. Manager may cause the Restaurants to participate in such marketing plans, oral and written presentations, promotional materials, public relations, media relations and any other general marketing functions to promote the Restaurants.

2.09 Point-of-Sale Management Information System. Manager shall operate, administer, maintain, repair and upgrade, at Owner’s expense, the existing point-of-sale management information system for tracking purchases and inventory of each of the Restaurants.

2.10 Franchise Restaurant Support. Manager shall provide assistance to Owner in providing any and all services of the franchisor/licensor to the Franchise Restaurants, including, without limitation, marketing, menu and promotions, accounting support, and personnel training.

2.11 Manager Personnel. Manager agrees that its employees James M. Burke and Bradley L. Grow, or in the event either is no longer employed by Manager, similarly qualified employees, shall be involved in all aspects of the Services to be provided by Manager under this Agreement, including, without limitation, operational, accounting, and financial related Services.

2.12 Deletion of Specified Services. Any time during the Term of this Agreement, upon prior written notice by Owner to Manager, Owner may delete any specified service from the Services to be provided to all of the Restaurants, and the Fee to be paid to Manager shall be reduced by the amount allocated to such specified service as set forth in Schedule "2".

3. Term. Unless sooner terminated as hereafter provided, his Agreement shall be effective for a period of five (5) years commencing on the Effective Date of this Agreement (the "Term"), which Term shall be automatically extended for additional periods of ninety (90) days, unless on or before sixty (60) days prior to the expiration of the Term, as extended, either party provides written notice to the other party not to so extend the Term.

3.01 Events for Termination.

(a) Owner, at its sole option, may terminate this Agreement: (i) for any reason at any time during the Term upon sixty (60) days’ written notice to Manager; or (ii) upon ten (10) days' written notice to the Manager upon the occurrence of any of the following events: (a) the Manager authorizing payment of any expense in excess of the amounts allocated in the Approved Operating Budget without the prior consent of the Owner; (b) gross mismanagement of the Restaurants by the Manager; or (b) any default by the Manager in the performance of the Manager's obligations hereunder.

(b) Manager, at its sole option, may terminate this Agreement after ten (10) days’ written notice to Owner in the event Owner fails to pay Manager the Management Fee provided herein.

3.02 Certain Obligations of Manager After Termination. Upon termination of this Agreement, Manager shall: (i) deliver to Owner all records, books, accounts, files, and other documentation (the "Records") pertaining to the management, maintenance, operation, marketing and use of the Restaurants, including, without limitation, all records relative to the employees, suppliers, finances, and affairs of the Restaurants; (ii) deliver and assign, transfer or otherwise convey to Owner all contracts and all personal property relating to or used in the management, operation and maintenance of the Restaurants, including, without limitation, all keys, combinations to locks and other security devices, documents, materials, operating supplies, furnishings and equipment, provided that any personal property owned by Manager may be retained by Manager; (iii) prepare and deliver to Owner a full set of reports for each of the Restaurants in accordance with paragraph 2.05, current to the date of termination; (iv) deliver all funds held by Manager on behalf of Owner; and (v) render such assistance as Owner might reasonably request to facilitate an orderly transition in the management and operation of the Restaurants.

4. Management Fee. As compensation for all Services to be rendered by Manager during the Term of this Agreement, the Owner agrees to pay to Manager the following:

4.01 Management Fee. Owner shall pay to Manager a management fee (the "Management Fee") equal to the lesser of: (i) Twenty Thousand and No/100 Dollars ($20,000) per month; or (ii) the actual cost of providing management services to the Restaurants allocated as to the specific component Services as set forth in Schedule "2". Commencing upon the first day after the second anniversary of the Effective Date of this Agreement, and continuing annually on the first day after each anniversary of the Effective Date thereafter, the Management Fee shall be adjusted by an amount equal to the lesser of (i)  five percent (5%) of the Management Fee in effect for the month immediately preceding the anniversary date or (ii) the percentage change between the average of the CPI Index, as defined herein, for the preceding twelve (12) months. CPI Index shall mean the Consumer Price Index published by the Bureau of Labor Statistics of the United States Department of Labor, Denver-Boulder, Colorado, All Items and Major Group Figures for Urban Wage Earners and Clerical Workers (1982-84=100). The Management Fee shall be paid monthly on the 1st day of each succeeding calendar month with the first payment due on or before January 1, 2003, prorated, based upon a thirty (30) day month, based on the Effective Date of this Agreement. In the event this Agreement is terminated during a calendar month, the Management Fee payable for the month in which such termination occurs will be prorated based upon a thirty (30) day month. Notwithstanding anything to the contrary contained in this Agreement, the agreement to provide accounting services by and between Manager and Best Restaurants for the BR Restaurants, for an annual management fee of $30,000.00, shall remain in full force and effect in accordance with its terms.

4.02 Addition or Deletion of Restaurants. The parties agree that in the event two (2) or fewer restaurants are added or deleted, in the aggregate, to the Restaurants covered by this Agreement, there shall be no adjustment to the Fee. In the event greater than five restaurants are added or deleted, in the aggregate, to the Restaurants covered by this Agreement, the variable components of the Fee, as set forth in Schedule "2", shall be adjusted pro rata based on such Services for twelve (12) restaurants being provided for a $20,000 per month Fee.

4.03 Reimbursement of Expenses. Owner shall promptly, upon request by Manager and receipt of supporting documentation, reimburse Manager for any costs or expenses related to the ownership or operation of the Restaurants paid by Manager on behalf of Owner in accordance with this Agreement.

5. Indemnification; Exculpation from Liability.

5.01 Indemnity. Owner and Manager shall indemnify and hold each other harmless for all damages and expenses, including, without limitation, attorneys' fees sustained by the other as a result of the action of the other, its employees or agents. This provision shall survive the termination of this Agreement,

5.02 Exculpation from Liability. Manager shall have no liability whatsoever to the Owner for loss caused by any act or by failure to do any act if the loss suffered by the Owner arises out of an action taken, or not taken, by the Manager in performing its obligations under this Agreement using reasonable business judgment; provided, however, that such exculpation from liability shall not apply to any liability for loss caused by any act or by the failure to do any act which arises out of the gross negligence or willful misconduct of Manager, its employees or agents.

6. Miscellaneous Provisions.

6.01 Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand, mailed by certified or registered mail with postage prepaid or by overnight mail , or if sent by facsimile as follows:

    If to Manager, to:     Eateries, Inc.

                                     1220 South Santa Fe

                                     Oklahoma City, Oklahoma 73003

                                     Attn: Bradley L. Grow, Chief Financial Officer

    With a copy to:          Hall, Estill, Hardwick, Gable, Golden & Nelson, P.C.

                                     320 S. Boston Avenue, Suite 400

                                     Tulsa, Oklahoma 74103

                                     Fax: (918) 594-0505

                                     Attention: Del L. Gustafson

    If to Owner, to:         Fiesta, L.L.C.

                                    One Benham Place

                                    9400 Broadway Extension, Suite 750

                                    Oklahoma City, Oklahoma 73114

                                    Fax: (405) 478.3686

                                    Attn: Gregory W. Olson

                 and

                                   Fiesta, L.L.C.

                                   15208 Grand Parke Drive

                                   Edmond, Oklahoma 73013

                                   Attn: H. Preston Stockton

    With a copy to:         Phillips McFall McCaffrey McVay

                                    & Murrah, P.C.

                                   Twelfth Floor, One Leadership Square

                                   211 N. Robinson Avenue

                                   Oklahoma City, Oklahoma 73102

                                   Fax: (405) 235-4133

                                   Attention: D. Keith McFall, Esq.

or to such other person or address as such party hereafter designates (by written notice to the other party).

6.02 Notices Concerning the Restaurant. Upon the receipt by Manager of any notice pertaining to any of the Restaurants not of a routine nature, including in any event, but not limited to, notices of any violation of any legal requirements, Manager shall immediately inform Owner of such notice and shall deliver a copy of the notice to Owner as expeditiously as possible.

6.03 Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations shall be assigned by either of the parties without the prior written consent of the other party.

6.04 Governing Law. This Agreement and the legal relations among the parties shall be governed by and construed in accordance with the laws of the State of Oklahoma.

6.05 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

6.06 Headings. The headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

6.07 Entire Agreement; Modification. This Agreement embodies the entire agreement and understanding of the parties with respect to the subject matter contained in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter contained herein. This Agreement may not be amended or modified in any manner except by an instrument in writing signed by the parties

6.08 Severability. The provisions of this Agreement are severable and the invalidity of any one provision shall not affect the validity of any other provision.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement effective as of the date first above written.

                                                                            EATERIES, INC., an Oklahoma corporation

                                                                            By:____________________________________

                                                                                   Vincent F. Orza, Jr., Chief Executive Officer

                                                                            FIESTA, L.L.C., an Oklahoma limited liability company

                                                                            By:___________________________________

                                                                                         H. Preston Stockton, Manager

SCHEDULE "1"

Restaurants

FIESTA RESTAURANTS

Arizona

2394 N. Alma School Road, Chandler

17037 N. 59th Avenue, Glendale
1940 E. University, Mesa
Bank One Ball Park, Phoenix (concession)
4420 E. Camelback Road, Phoenix
3301 W. Peoria, Phoenix

4924 E. Shea Boulevard, Phoenix (owned by Fiesta (Shea Blvd.), L.L.C.
4400 S. Rural Road, Tempe
419 W. Congress, Tucson

BR RESTAURANTS

California

6049 Madison Avenue, Carmichael

Idaho

2180 E. 17th Street, Idaho Falls

Utah

1075 N. Hillfield Rd., Layton

FRANCHISE RESTAURANTS

Salsa Restaurants, L.L.C.

1900 South Milton Road

Flagstaff, Arizona 86001

Amador Restaurants, Inc.

5050 S. Syracuse

Denver, Colorado

Garcimex of New Jersey

6 location in New Jersey (addresses unknown)

William H. Bartow

Anchorage, Alaska (street address unknown)

Mexican Restaurant Associates, Inc.

7 restaurants in upstate New York

(includes Albany, Utica, Binghamton, Syracuse, Rochester and Jamestown)

Garcia's of Des Moines, Inc.

6116 Douglas Avenue

Des Moines, Iowa 50322

SCHEDULE "2"

Allocation of Management Fee